FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 19, 2021, announcing that AXESS Awards Gilat Multi-Million Dollars to Expand Cellular Coverage for Two Key Mobile Operators in Mexico.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 19, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

AXESS Awards Gilat Multi-Million Dollars to Expand Cellular
Coverage for Two Key Mobile Operators in Mexico

Gilat's cellular backhaul solution over satellite enables connectivity for hundreds of sites, in the first phase, to support bridging the digital divide throughout Mexico

Petah Tikva, Israel, January 19, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that AXESS awards Gilat multi-million dollars for cellular backhaul (CBH) projects in Mexico, to power network expansion for two of the key Mobile Network Operators (MNOs) in Mexico. Gilat's cellular backhaul solution over satellite enables connectivity for hundreds of sites, in the first phase, to support bridging the digital divide throughout Mexico.

Gilat's multi-application, scalable SkyEdge II-c platform is being leveraged by AXESS to broaden and expand its service. In addition to CBH projects, AXESS has been providing service to an assortment of industries including: Oil & Gas, Retail, Mining as well as for Corporate and Internet Connectivity.

"AXESS chose Gilat due to its leading technology, global expertise and local presence, for providing services to two of the most important cellular connectivity projects in Mexico," said Pablo Hoyos, VP of Operations in AXESS. "These CBH projects follow the ongoing successful CBH, enterprise and government projects powered by Gilat and are testament to our confidence in Gilat's multi-application platform, enabling us to most efficiently support our satellite connectivity needs, addressing large projects in Latin America."

"Gilat is honored to be a long-time partner of AXESS and to have been selected to provide its CBH solution to power the important rural network extension projects in Mexico," said Tobias Dezordi, Regional Vice President Latin America at Gilat. "Gilat is the leading global provider of cellular backhaul over satellite and is pleased to continue to grow its mobile connectivity presence in Latin America, further to supplying enterprise and government solutions in this region."

About AXESS
AXESS Networks is one of the main companies that offers satellite telecommunications solutions with global coverage, to companies with critical operations in remote locations. Currently, it has presence in more than 50 countries distributed over 4 continents, with a work team of more than 200 highly qualified employees and more than 1,000 clients. AXESS has a global infrastructure recognized by important entities around the world such as the WTA (World Teleport Association), which allows it to operate three teleports located in Germany, Mexico and Colombia, as well as two other alternates in Peru and Dubai. More information at www.axessnet.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com